Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

RTP-Joby Media Filing – Washington Post Live Interview Transcript 07.26.21

Washington Post Live

The Path Forward: Transportation & Innovation with JoeBen Bevirt & Reid Hoffman

26 July 2021

After more than a decade of stealth development, Joby Aviation says it is preparing to launch their first fleet of electric flying taxis by 2024.The aerial ride-sharing service will soon go public in a merger with a special-purpose acquisition company created by LinkedIn’s co-founder Reid Hoffman. On Monday, July 26 at 3:30pm ET, Joby Aviation founder and CEO JoeBen Bevirt and internet entrepreneur Reid Hoffman join Washington Post Live to discuss how they hope to shape the future of transportation.

Link: https://www.washingtonpost.com/washington-post-live/2021/07/26/path-forward-transportation-innovation-with-joeben-bevirt-reid-hoffman/

Transcript:

Cat Zakrzewski: Hello and welcome to Washington Post Live. I’m Cat Zakrzewski, a tech policy reporter here at the Post. Thanks for joining us today for our ongoing series, The Path Forward. Today, we are looking at transportation and innovation. My guests today are JoeBen Bivert, Founder and CEO of Joby Innovation, and also Reid Hoffman, who many of you know as the co-founder of LinkedIn. He’s also co-director at Reinvent Technology Partners. Reid, JoeBen, welcome to Washington Post Live.

Reid Hoffman: Great to be here.

JoeBen Bevirt: Thank you so much.

Cat Zakrzewski: Well, thank you. JoeBen, I want to direct this first question at you. You’re standing in front of one of your air taxis. Can you tell us a little bit more about this technology, and for many of our viewers who might be wondering at home, how is this different from a chopper?

JoeBen Bevirt: Thank you so much, really a pleasure to be with you. So this is a really incredible new age in aviation and its enabled by electric propulsion. And electric propulsion has allowed us to fundamentally rethink the way we design aircraft. And to deliver on three transformative, new areas. One is safety, the second is acoustics and the third is operating economics. And we believe that by making substantial improvements across these three areas, we can make air taxis as common as automobiles are today.

Cat Zakrzewski: And so tell me a little bit more about how this would work. Where would these air taxis initially be taking people?

JoeBen Bevirt: That’s a fantastic question. So, as I mentioned, acoustics are fundamental to this. And the reason acoustics are the unlock is that it enables us to take off and land close to where people live and close to where they want to go. And this morning was actually a really, really exciting day because for the first time, we measured the head-to-head acoustics profile of our aircraft compared to a number of other comparable aircraft, and the difference was dramatic. It was just a total game changer, both in the absolute noise level, but also the quality of that noise. And so, just to dig into that a little bit, airplanes make a buzzing noise and helicopters make a wop wop noise, and the character of that noise has a massive footprint and it travels for long distance. And in the case of the low frequency of helicopters, it penetrates buildings. The piece that’s so transformative about what we’ve been able to accomplish is that we have a noise profile that’s a woosh, that sounds more like the wind or the ocean.

Cat Zakrzewski: So, what does that mean for passengers and people living in cities? Would these be able to potentially fly places where helicopters and planes can’t today?

JoeBen Bevirt: Yes, that’s exactly right. So we see a future where we can turn streets into parks and cafes, and make our living environment a much more friendly place to be rather than being paved over with parking lots.

Cat Zakrzewski: And so Reid, tell me a little bit more about the vision here. What do you see as the potential only market for these air taxis?

Reid Hoffman: Well, the potential market is, you know, huge. One can show multiple models, but when you’re redefining human transportation within cities and between cities, it’s a fundamental part of human life. It’s part of your commute and work and part of going and seeing your family and relatives, it’s a question of where you live and where you live relative to work. And all of these things in this redefinition, just like the redefinition of cars and from horses, allows a reconfiguration of space. Just like JoeBen was speaking about, like he said well currently, it’s this grid of streets that can get into gridlock and traffic, whereas you have this kind of entire three-dimensional space that can redefine it. So, as opposed to having a bridge that causes a 2-hour bottleneck, you’re just flying alongside the bridge, over the bridge and so forth. And so, the size of the market is huge, especially as you begin to get to, this is one of the things about the sharing economy, so Joby is somewhat like Uber meets Tesla in the air, and so you have this kind of sharing economy. It makes it much more affordable, makes it much more active, and then in that arena, can redefine transport for where you live and where you work, for everyone.

Cat Zakrzewski: And you mentioned affordability. When you start giving rides to the public in 2024, how much would an average ride cost?

JoeBen Bevirt: That’s a fantastic question, thank you and again, this is so central to the vision that I founded this company with and it was that, in order for this to have a really meaningful impact, it had to be something that was accessible from an economic perspective to everyone to use every day. Our initial price point would be comparable to the cost of a taxi or an Uber, but our target is to move quickly down to the cost of what it costs you to drive your own car.1 And we believe that’s the critical unlock to making this transformative to the world and for people’s daily lives.

Cat Zakrzewski: So, I mean, can you put a dollar figure on that? Would it be like, $5 a ride?

JoeBen Bevirt: So initially, my Prius costs me about 50 cents per passenger mile and my Tesla costs me about $2 a mile, and an Uber or a taxi costs $3-5 a mile. Last time I was in Washington, D.C., I took a scooter and it was I think about $3 a mile. So, our goal is to launch this service at an average price of around $3 a mile and to move that down below $1 a mile over time.2

[1]

Joby expects its pricing scheme to be dynamic; helping to balance demand and network capacity. It expects pricing to start roughly equivalent to the price of an Uber Black today, moving lower as its network expands.

[2]

Joby expects its pricing scheme to be dynamic, helping to balance demand and network capacity. It currently uses $3 per seat mile as an indication of likely price at scale in 2026. It expects the service to launch in 2024.

Cat Zakrzewski: And so JoeBen, there have been a lot of companies approaching this issue of transportation and even some other companies in the air taxi space. How is your approach different than other competitors in the market?

JoeBen Bevirt: It’s a fantastic question. So when I founded this industry back in 2009, my thesis was that again, with electric propulsion, we can build aircraft that were substantially safer or substantially quieter or substantially more affordable. And there were many people that were skeptical that we could deliver that kind of performance with batteries. And what we’ve now demonstrated is that we can, with the aircraft behind me, we have an aircraft that is, again, safe, it is incredibly quiet, and it is, our service will make it affordable to people to use for an everyday flight. And we’re just thrilled with progress we’ve made. We have a spectacular team and we are working daily through the process of certifying this aircraft with the FAA and also ramping up our manufacturing capabilities. And I might want to touch base on the certification. This is a process where we can demonstrate both to ourselves and the world that this aircraft is safe enough for all of us to use everyday, and we’re very grateful to all of the aviation pioneers through history for the really fundamental work that they’ve done to build the aviation safety system that we get to utilize.

Reid Hoffman: I’d love to add in a little bit to JoeBen’s answer. It’s one of the amazing things I love from him, is part of the reason he’s standing in front of the vehicle, is that we did this video where it was actually taking off and you could still hear him. So the sound is really important cause it’s part of what allows the thing to be in the cities. And the next thing is that it’s something for everyone. It’s not a new helicopter for just wealthy people to fly around, but part of that is the reason why the model of integrating, Uber meets Tesla in the air, it’s the reason why the acquisition of Uber Elevate, the integration of Uber in terms of making this work, for anyone who could take an Uber, they could also take a Joby. Partnering with the kind of mass market manufacturers like Toyota, in order to make this a revolution in transportation for everyone. And these attributes, cause everyone goes, well the very first thing has to be safety and it has to be safety, safety, safety, safety, everybody gets that. But JoeBen’s leadership in this also was like, well actually it’ll only really work if it’s quiet enough to be integrated into daily life and it will have to be very much for everybody. Hence, let’s utilize the sharing economy, let’s utilize manufacturing a large number of them with partners like Toyota, and part of the belief that we have in Joby when we did our due diligence around the entire field, is we saw they had been working on this for years, they had thought about all these considerations, they had locked in the key partnerships and they knew how to manufacture these vehicles. And that’s actually part of the landscape of why we have such belief in Joby, kind of redefining the third dimension of human transportation.

Cat Zakrzewski: And a couple times throughout this conversation – you’ve compared it to the ridesharing economy and companies like Tesla. But Uber and Lyft, they were using cars already on the road. For this technology, you need new infrastructure, and by that I mean vertiports. And so, can you tell me a little bit about where the process stands, what your negotiations look like with cities right now to build the vertiports that you would need for these aircraft to actually function in cities?

JoeBen Bevirt: Yes, fantastic question, thank you. So, the engagement from cities around the U.S. and around the world has been fantastic. The communities see this new mode of transportation as a massive tool to improve productivity. I think we’ve seen that cities are more and more competing with one another for citizens, and that people want to go to the places that have the highest quality of life. And we see that air taxis are one of the unlocks for the next generation of transportation and really improving people’s quality of lives. And so, we see cities really leaning in and we’re really excited to be engaged and bringing this exciting new mode of transportation to people around the world and around the country.

Cat Zakrzewski: And you mentioned 2024 is the goal for a public launch. Do you have a sense of which cities you might be first launching in given those conversations?

JoeBen Bevirt: We have not yet announced our launch cities, but we have shown a number of different markets that we are doing really deep diligence with. And then there are many additional markets that we’re also very, very excited about and expect to roll out over the first few years of service.

Cat Zakrzewski: And as you’re doing this due diligence, obviously the future of transportation is a big focus in Washington right now. Have either of you been in conversation at all with lawmakers amid the ongoing infrastructure talk?

Reid Hoffman: I have not, but maybe JoeBen has.

JoeBen Bevirt: Yes, we see that there is an incredible opportunity, as you spoke of, for our country to really embrace this next age of transportation. With things like the infrastructure bill, there’s a lot of momentum towards looking at ways to incorporate these transformational new technologies and to help communities to fund the analysis of what a an aero taxi network would look like in their city.

Cat Zakrzewski: And on that note of what it would look like, do you mind sharing a little bit more about why you need vertiports? Why these can’t land on existing helicopter pads or in parking lots that might already be in cities?

JoeBen Bevirt: Yeah. So we could absolutely land on existing infrastructure. The key piece is, again, that we need to ensure that safety is our top priority, and so we do want a space, want to make sure that they are fully permitted sky port locations.3

Cat Zakrzewski: And I want to understand a little bit more about how the aircraft actually takes off and lands, because I know that occurs vertically. Can you talk a little bit more about that process and how it works?

JoeBen Bevirt: Yeah. So, again, thank you so much. The electric propulsion is really spectacular because electric motors can deliver power that’s torque and speed almost instantaneously, and that allows, in contrast to a piston engine or a turbine engine on a helicopter which needs to spool up for several minutes before taking off, our motors can spool up almost instantaneously. In addition, on our electric motors, we eliminate the noise, so on a helicopter you have both the noise from the engine or the turbine and then you also have the noise from the blades. So we eliminated one of those noise sources and then the second noise source, the blades, we are able to really carefully design the blades and the propellers. And also, we designed the overall aircraft architecture to reduce the noise level to something where this aircraft can take off and for me to continue to have this conversation with you. It’s a really transformative and pivotal unlock to this new industry.

Cat Zakrzewski: And Reid on that point, given that promise, how do you think this will affect the way cities might be planned moving forward?

[3]	Joby intends to utilize existing as well as new infrastructure to deliver its service and has recently formed a number of partnerships to explore both new and existing infrastructure opportunities.

Reid Hoffman: So the transportation grids, just like energy grids and everything else, are central to how you think of it. As JoeBen mentioned earlier, we have for example, currently a lot of space dedicated to roads, parking lots, other kinds of things, and you can actually, in fact, redefine that. You can actually even redefine some of the existing, whether or not the streets will be turned into pedestrian malls, cafes, other kinds of things as a way of doing it because you can bring to and from. We’ve all experienced the pandemic in the last 18 months plus, and part of us say, well actually, in fact, I’d like to live in a house with a yard and the ability to get outside some, have my kids play outside, well you can redefine space from that as well in terms of what the space and the size of the city looks like. And given that you have the sharing economy, it allows a full utilization because part of what the sharing economy does is say, well as long as you’re not waiting longer than three minutes or so to make something happen, obviously at the end points is where Uber and other kinds of sharing car things can tie in, then that makes it all much more workable. And that’s part of, I think, where you begin to see how cities can be redefined in ways that are healthier, not just obviously for the lifestyle, but also for the climate.

Cat Zakrzewski: And I wanted to turn broadly to the topic of the future of the tech industry. In my line of work, in tech policy reporting, we’ve seen a major reckoning going on recently with scrutiny of the tech giants. Reid, how do you view the recent scrutiny of these blind spots and pitfalls? What do you think needs to be done to fix it?

Reid Hoffman: Well so, I think the key thing is to think about, when we think about how much amazing American innovation we have going on, so there’s obviously things like Joby, which are leading the way in eVTOL and are creating a vehicle that could be a pinnacular example of American innovation. I think also, when we see a bunch of these tech giants, a lot of things they’re doing, like for example, why is the U.S. leading the field in artificial intelligence? It’s ’cause folks like Microsoft and Alphabet and Facebook and Amazon are all investing in it. I think the cloud infrastructure, in terms of the change in computing, is also similar. So the key question is, how do you make these innovations good for the broader society? So if you say, well we have a worry about what’s happening with data, OK so what’s the right way to set that? I think that’s usually a public partner partnership. I think a lot of the “too big” is actually a wrong path, and part of that is because we have tons of startups. We’re going from five big tech companies to 100 tech companies. We have amazing startups like Joby and others that are all succeeding, so I don’t think it’s that we have too many, too big companies. I think what we need to be doing is that the action of the companies is benefitting the American people both broadly and also the world more broadly, so it’s kind of the question of, how do you have these technologies, for example, helping the middle class get a raise? And for example, one of the things I have contended in a number of environments is, if you would like a return of the manufacturing industry to the U.S., you better hope that we’re leading in artificial intelligence or in robotics. And the way that’s happening currently is through these tech companies investing, each of them, billions of dollars a year, individually competing with each other in order to make that happen. I think that’s the kind of thing of, how do we have it help us and steer it toward the outcome that we want to see, the positive outcomes, and away from less positive outcomes.

Cat Zakrzewski: And on that topic of bigness, Reid, I wanted to ask, what do you think of the recent moves that the Biden administration has made on competition and the action in Congress? It seems that there’s growing pressure to break up big tech companies like Google and Amazon. Do you agree with that?

Reid Hoffman: Well, fundamentally no, I don’t agree. And I think the reason is just what I was describing, is that the key thing is to say, well what do we have? We have these large companies that are investing billions and billions of dollars in new technologies – so it’s new technologies in the cloud, new technologies in health, new technologies in artificial intelligence. Part of the whole revolution for heading toward autonomous vehicles came from a project that Google was investing in for a number of years as a way of driving these. And the outcomes that people are hoping for in the antitrust outcomes won’t happen. So you say, well, if we do a breakup we’ll have better privacy. Well, that’s actually almost certainly not the case. If you want better privacy, you actually need to have a large enough scaled company that can invest in the kind of privacy that you think we should have versus a number of small companies competing with each other. If you want major innovations in robotics, you need to have companies that can make that investment and that innovation in order to make it happen. So I think that the notion of oh, we should be breaking up these companies is bad from an innovation standpoint and from a benefit to society standpoint. I think that it’s also, once you go global, it becomes much more challenging because you say well, we have a tech giant and maybe we should break it up, well, but that’s not what, for example, the Chinese are going to do. And so you say, well, where would you like the autonomous vehicle technology coming from? Or who would you like to have leadership in artificial intelligence and investing in the, you know generally speaking, like $5 plus billion, sometimes $10 billion a year in these technologies, well it’s the large scale companies that can do this. So that’s part of the reason why I’m like, shape and make it as good an outcome for society, but not an antitrust action.

Cat Zakrzewski: And JoeBen, I want to bring you into this. As an entrepreneur, do you worry about a large tech giant coming in and competing with you in the air taxi space?

JoeBen Bevirt: We’re very excited about this market as a whole and the positive impact that it can have on the world, on people’s lives, and on the productivity of our communities. And so we do believe that there will be more and more new entrants coming into this industry and we welcome that. We think it will be a good thing. We feel really, really good about the technology we’ve developed and about what we’ve been able to demonstrate and about the network that we’re beginning to build. So, we feel wonderful there. And there’s one other area that I’d like to really touch on that I didn’t get to emphasize enough earlier which is sustainability. This is something that is very near and dear to my heart and one of the things that’s a gamechanger with electric propulsion. It allows us to build aircrafts that are zero emissions and our goal is to apply this technology to a whole range of different aircraft missions over time, and to extend the capabilities of the aircraft that you see behind me to serve a larger and larger swath of missions to make all of those zero emissions. And that, we believe, will be really, really important. Today, aviation’s CO2 emissions represent about 3% of total global CO2 emissions, but because air travel is growing so quickly, it’s expected to triple in the coming years. And in addition, CO2 emissions are only about 1/3 of aviation’s total emissions. So if you look at all of the emissions, all the climate change that’s driven by aviation, CO2 is just a small piece, and so it’s really essential that as a community and as engineers, that we develop the aircraft that will make aviation a zero emissions industry, and that’s core to our mission.

Cat Zakrzewski: And thinking about that role of the tech industry in society, Reid, we’re running out of time, so I just want to direct this last question at you. We talked a little bit in this last part about the state of the tech industry, and I just want to ask you, what steps do you think tech leaders like yourself need to make in order to rebuild trust?

Reid Hoffman: Well I think part of how trust comes is through transparency and openness in communication. What are we building to? What are we doing? How do we view that we are playing a positive role? And then also, listening. So to be able to hear, OK what are the issues that people are running into that are things that we can either modify or help with as part of it? The key thing here is for us to say, here is where we’re going, this is what we’re doing, and this is why we think it’s good for you, and we’re listening to modify that relative to what the concerns and needs are.

Cat Zakrzewski: Well, we’re going to have to leave it there. That’s all the time that we have today. JoeBen and Reid, thank you so much for joining us.

Reid Hoffman: Thank you.

JoeBen Bevirt: Thank you, have an amazing day.

Cat Zakrzewski: You, too, and I’m Cat Zakrzewski. As always, thanks for watching. To check out what interviews we have coming up, please head to https://www.washingtonpost.com/washington-post-live/ to register and find more information about all our upcoming programs. Thanks for tuning in.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between RTP and Joby Aviation. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” in “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s Annual Report on Form 10-K for the year ended December 31, 2020, as amended, the registration statement on Form S-4 (File No. 333-254988) and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward- looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward- looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward- looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Important Information for Investors and Stockholders

This press release relates to a proposed transaction between RTP and Joby. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, RTP has filed a registration statement on Form S-4 (333-254988), and a final proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.